Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AULT DISRUPTIVE TECHNOLOGIES CORPORATION

June 15, 2023

Ault Disruptive Technologies Corporation (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

1.	The name of the corporation is: Ault Disruptive Technologies Corporation.

2.	The original certificate of incorporation of the Corporation was filed with the Secretary of State of Delaware on February 22, 2021, and amended and restated and filed with the Secretary of State of the State of Delaware on December 15, 2021 (as amended and restated, the “Certificate of Incorporation”).

3.	This Certificate of Amendment to the Certificate of Incorporation (the “Amendment”) was duly proposed, adopted and approved by the Corporation’s board of directors and by the affirmative vote of holders of 65% of the Corporation’s outstanding common stock entitled to vote in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

4.	This Amendment shall become effective on the date of filing with the Secretary of State of the State of Delaware.

5.	Section 9.1(b) of Article IX of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2021 (as amended or supplemented, the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $50,000 interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the consummation of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination by September 20, 2023 (or, if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open (or such later date pursuant to the extension set forth under Section 9.1(c), the “Deadline Date”)) and (iii) the redemption of shares in connection with a vote seeking (a) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination or amendments to this Amended and Restated Certificate prior thereto or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other provisions relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Ault Disruptive Technologies Company, LLC (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

6.	Section 9.1 of Article IX of the Certificate of Incorporation is hereby amended to add the following as Section 9.1(c):

“(c) In the event that the Corporation has not consummated an initial Business Combination by September 20, 2023, upon the Sponsor’s request and approval by the Corporation’s Board, the Corporation may extend the period of time to consummate an initial Business Combination up to five times after September 20, 2023, each by one additional month, for an aggregate of five additional months.”

7.	Section 9.2(a) of Article IX of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”

8.	Section 9.2(b) of Article IX of the Certificate of Incorporation is hereby amended such that the first instance of “the Exchange Act” is replaced with “the Securities Exchange Act of 1934, as amended (the “Exchange Act”)”.

9.	Section 9.2(e) of Article IX of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

10.	Section 9.2(f) of Article IX of the Certificate of Incorporation is hereby amended by deleting Section 9.2(f) in its entirety.

11.	Section 9.7 of Article IX of the Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

“Section 9.7 Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) to modify (i) the substance or timing of the ability of Public Stockholders to seek redemption in connection with an initial Business Combination or amendments to this Amended and Restated Certificate prior thereto or the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (ii) with respect to any other provisions of this Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares.”

12.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, Ault Disruptive Technologies Corporation has caused this Certificate of Amendment to be duly executed in its name and on its behalf by an authorized officer as of the first date set forth above.

AULT DISRUPTIVE TECHNOLOGIES CORPORATION

By:	/s/ Henry Nisser
	Name:	Henry Nisser
	Title:	President and General Counsel